Exhibit 21.1
Converted Organics Inc.
List of Subsidiaries
As of September 1, 2009
Converted Organics of Woodbridge, LLC (100% Owned)
Converted Organics of California, LLC (100% Owned)
Converted Organics of Rhode island, LLC (92.5% Owned)